Update at Annual Meeting of InterOil Shareholders 2015

SINGAPORE and PORT MORESBY, Papua New Guinea, June 9, 2015 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) will hold its annual meeting with shareholders in New York today.

The Chairman, Chief Executive Officer and senior management will address shareholders and provide an update on the company's activities. A copy of the slide pack will be posted on the company's website before the meeting. The Chairman's Address and the management presentation with speaker notes will be available after the annual meeting on InterOil's website at www.interoil.com.

The presentation focuses on progress with the Elk-Antelope LNG project and appraisal work, as well as InterOil's drilling program outside of Elk-Antelope.

Strong focus on Elk-Antelope LNG development

  Project on track with concept select expected mid-year
  One of the world's lowest-cost, new-build LNG developments

Positive results from Elk-Antelope appraisal

  Potential upside implications for volumes
  Further underpins multi-train LNG development

Drilling to unlock multi-Tcfe outside of Elk-Antelope

  Triceratops-3 and Wahoo ST-1 about to drill
  Raptor expected to spud later this year

Management changes

Saxon Palmer has been appointed as InterOil's Senior Vice President, Exploration. His appointment follows the transition of Laurie Brown to an advisory role after Mr Brown developed a back condition that required specialist treatment and has restricted his capacity to travel.

Mr Palmer is a former executive with BP and BHP Billiton with more than 25 years of international oil and gas experience. At BP, he was heavily involved in the discovery and appraisal of the Hides and Kutubu fields in Papua New Guinea. At BHP Billiton, he was global exploration and appraisal portfolio manager and also managed exploration for BHP Billiton in Australasia.

Following the annual meeting, the company will conduct a non-deal roadshow in North America and the United Kingdom.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province of Papua New Guinea, and exploration licenses covering about 16,000sqkm of the Eastern Papuan Basin. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including, in particular, the estimated timing, size and cost of the LNG development, hydrocarbon volumes, and future exploration activities. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2014 on Form 40-F and its Annual Information Form for the year ended December 31, 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Rob Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 8112 5694 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au